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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 14, 2005.

Viropro, Inc.
(Exact Name of Registrant as Specified in its Charter)

Nevada	000-26110	13-3124057
(State or Other Jurisdiction of Incorporation or Organization)	**(Commission File Number)**	**(I.R.S. Employer Identification Number)**

4480 Cote de Liesse Nuite 355 Montreal Quebec Canada	H4N 2R1
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (514) 731-5552

(Former Name or Former Address if Changed Since Last Report)

▪

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a) (1) Previous Independent Accountant

(i) On January 14, 2005, the Registrant's independent auditor, Bennett Thrasher PC ("Bennett Thrasher") resigned as its independent auditor.

(ii) The accountant's reports of Bennett Thrasher as of and for the year ended 2003 did not contain any adverse opinion or disclaimer of opinion, but were qualified as to the uncertainty of the Company's ability to continue as a going concern.

(iii) The Board of Directors has accepted the resignation of Bennett Thrasher.

(iv) During the fiscal year ending November 30, 2003, and during the subsequent interim period through the date of the resignation, there were no disagreements with Bennett Thrasher on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

(v) Bennett Thrasher has not advised the Company of any events described in paragraph (B) of Regulation S-B Item 304(a)(1)(iv).

(2) New Independent Accountants

The Registrant engaged Stark Winter Schenkein & Co., LLP as its independent auditors to provide the requisite audit services for the Company. This firm commenced its engagement effective January 19, 2005 as requested and approved by the Company's Board of Directors. The Registrant did not consult with Stark Winter Schenkein & Co., LLP on any matter at any time prior to the engagement.

(3) See attached letter from Bennett Thrasher filed as Exhibit 16.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

16.1 Letter of resignation from former independent auditor

16.2 Letter by the former independent auditor in connection with the disclosure under Item 4.01 of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 26, 2005

VIROPRO, INC.

/s/ Richard Lee

____

Richard Lee, Sole Director and Officer
(acts as chief executive officer and principal accounting officer)

BENNETT | THRASHER

Member: AICPA Employee Benefit Plan Audit Quality Center

Registered: Public Company Accounting Oversight Board

Member: PCPS AICPA Alliance for CPA Firms

Member: AICPA Center for Public Company Audit Firms

Member: DFK International Affiliated Offices Worldwide

January 14, 2005

Mr. Richard Lee
Viropro, Inc.
4480 Cote de Liesse Nuite 355
Quebec, Canada H4N 2R1

Dear Mr. Lee:

This is to inform you that Bennett Thrasher PC has made a decision to no longer provide audit services to entities registered with the Securities and Exchange Commission. As such, we hereby resign as the auditors for Viropro, Inc.

Sincerely,

Bennett Thrasher PC

Bennett Thrasher PC

A Professional Corporation • *Certified Public Accountants & Consultants*
One Overton Park • 3625 Cumberland Boulevard • Suite 1000 • Atlanta, Georgia 30339
770.396.2200 • 770.390.0394 Fax • www.btcpa.net

BENNETT | THRASHER

Member: AICPA Employee Benefit Plan Audit Quality Center

Registered: Public Company Accounting Oversight Board

Member: PCPS AICPA Alliance for CPA Firms

Member: AICPA Center for Public Company Audit Firms

Member: DFK International Affiliated Offices Worldwide

January 18, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Viropro, Inc. and under the date of March 17, 2004, we reported on the financial statements of Viropro, Inc. as of and for the year ended November 30, 2003. On January 14, 2005, we resigned as the principal accountants for Viropro, Inc.

We have read Viropro, Inc.'s statements included under Item 4 of its Form 8-K dated January 18, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made in section (2) under Item 4.

Very truly yours,

Bennett Thrasher PC

Bennett Thrasher PC

A Professional Corporation *• Certified Public Accountants & Consultants*
One Overton Park • 3625 Cumberland Boulevard • Suite 1000 • Atlanta, Georgia 30339
770.396.2200 • 770.390.0394 Fax • www.btcpa.net